MTS Receives 2014 INTERNET TELEPHONY Product of the Year Award

TEM Suite Recognized for Innovation

RA'ANANA, Israel – February 11, 2014 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of Telecommunications Expense Management (TEM) and Enterprise Mobility Management (EMM) solutions and Mobile Virtual Network Enabler (MVNE) services, announced today that TMC, a global, integrated media company, named TEM Suite as a recipient of a 2014 INTERNET TELEPHONY Product of the Year Award.

MTS TEM Suite is a fully integrated Telecom Expense Management and Enterprise Mobility Management cloud suite and managed services solution that provides enterprises the ability to comprehensively manage their wireline and wireless communications environments. The platform’s modular design allows enterprises to outsource their entire Telecom Lifecycle and Mobility Management Lifecycle, or outsource selective processes depending on the enterprise’s unique business needs.

“Enterprises are looking beyond the traditional cost savings that today’s telecom expense management platforms deliver,” said John Venditti, VP of Marketing at MTS. “Being recognized as an industry innovator reflects our continued commitment to provide our customers with a true communications lifecycle management solution that supports advanced TEM and EMM capabilities, all from a single platform and supported by our team of industry experts.”

TEM Suite’s specific TEM and EMM lifecycle capabilities include: sourcing, procurement, provisioning, help desk, asset management, invoice auditing, bill management, mobile device management (MDM), mobile application management (MAM), BYOD (bring your own device) management, near real-time wireless CDR capture, wireless optimization, bill payment, contract negotiation and management, dispute resolution and management, allocation and chargeback, call accounting, private calls management, call recording and quality management, cable management, E-911, tenant resale and billing, and full lifecycle reporting and dashboards.

“It gives me great pleasure to recognize MTS with a 2014 Product of the Year Award for its commitment to excellence and innovation,” said Rich Tehrani, CEO, TMC. “In the opinion of our distinguished judges, TEM Suite has proven to be among the best communications and technology solutions on the market in 2014. I look forward to continued innovation from MTS.

The winners of the 2014 INTERNET TELEPHONY Product of the Year are featured in the January/February 2014 issue of INTERNET TELEPHONY magazine and online at www.itmag.com.

For more information about TMC, please visit www.tmcnet.com.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for Telecom Expense Management (TEM), Enterprise Mobility Management (EMM), Mobile Virtual Network Operators and Enablers (MVNO/MVNE) and Mobile Money services and solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment, along with dashboards and reporting tools — provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS’s solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE services to allow the quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).

For more information please visit the MTS website: www.mtsint.com.

About INTERNET TELEPHONY magazine

INTERNET TELEPHONY has been the IP Communications Authority since 1998™. Beginning with the first issue, INTERNET TELEPHONY magazine has been providing unbiased views of the complicated converged communications space. For more information, please visit www.itmag.com. Follow INTERNET TELEPHONY magazine on Twitter or join our Linked In group. Subscribe or visit www.itmag.com.

About TMC
TMC is a global, integrated media company that supports clients' goals by building communities in print, online, and face to face. TMC publishes multiple magazines including Cloud Computing, M2M Evolution, Customer, and Internet Telephony. TMCnet is the leading source of news and articles for the communications and technology industries, and is read by as many as 1.5 million unique visitors monthly. TMC produces a variety of trade events, including ITEXPO, the world's leading business technology event, as well as industry events: Asterisk World; AstriCon; ChannelVision (CVx) Expo; Cloud4SMB Expo; Customer Experience (CX) Hot Trends Symposium; DevCon5 - HTML5 & Mobile App Developer Conference; LatinComm Conference and Expo; M2M Evolution Conference & Expo; Mobile Payment Conference; Software Telco Congress; Super Wi-Fi Summit - The Global Spectrum Sharing and TV White Space Event; SIP Trunking, Unified Communications & WebRTC Seminars; Wearable Tech Conference & Expo III; Fitness and Sports Wearable Technology (FAST) Expo II, WebRTC Conference & Expo IV; and more.

For more information about TMC, please visit www.tmcnet.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contacts:

MTS Contact:

John Venditti

Vice President, Marketing

(800) 745-8725

john.venditti@mtsint.com

TMC Contact:

Jessica McCaffrey

Marketing Manager

203-852-6800, ext. 170
jmccaffrey@tmcnet.com

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